

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2019

Tim Courtis
Chief Financial Officer
GREENLIGHT CAPITAL RE, LTD.
65 Market Street
Suite 1207, Jasmine Court
Camana Bay, P.O. Box 31110
Grand Cayman
Cayman Islands

      Re: GREENLIGHT CAPITAL RE, LTD.
          Form 10-K for the Year End December 31, 2017
          Filed February 20, 2018

Dear Mr. Courtis:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance